421 W. 3rd Street, Suite 1000
Fort Worth, TX 76102

October 30, 2024

Office of Energy & Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	HighPeak Energy, Inc. Form 10-K for the Fiscal Year ended December 31, 2023 Filed March 6, 2024 File No. 001-39464

Ladies and Gentlemen:

Set forth below are the responses of HighPeak Energy, Inc. (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated October 16, 2024, with respect to Form 10-K for the Fiscal Year Ended December 31, 2023, filed with the Commission on March 6, 2024 (the “2023 annual report”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions correspond to the 2023 annual report. Capitalized terms used but not defined herein shall have the meanings set forth in the 2023 annual report.

Form 10-K for the Fiscal Year ended December 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations Financial Operating Performance, page 67

1.

We understand from your response to prior comment five that you will provide reconciliations for all of your non-GAAP measures, including cash operating margin and cash margin, along with all future disclosures that include these measures to comply with Item 10(e)(1)(i)(B) of Regulation S-K.

However, it is unclear whether you have agreed to fully comply with the comment as you refer to the most directly comparable GAAP measure as Income from Operations, and parenthetically appear to equate that measure with Gross Margin.

We continue to believe that you should identify Gross Margin as the most directly comparable GAAP measure in providing reconciliations for your non-GAAP measures of cash operating margin and cash margin. Gross Margin is defined in the FASB Master Glossary as the excess of sales over cost of goods sold. It is not the same as Income from Continuing Operations, which is also a defined term. You may refer to Rule 5-03 of Regulation S-X for additional guidance regarding these measures, including costs and expenses applicable to sales and revenues.

Please provide us with a sample of the disclosures you propose to address this concern in the form of draft revisions to the non-GAAP information that you reported for the 2024 second quarter interim period. We reissue prior comment 5.

Securities and Exchange Commission

October 30, 2024

RESPONSE: We respectfully acknowledge the Staff’s comment. However, as discussed via telephonic conference on October 29, 2024, we believe that while Gross Margin is defined in the FASB Master Glossary, it is not a term that is commonly used—or that has a well understood meaning—within our industry. Specifically, we advise the Staff that “cost of goods sold” is not a meaningful financial concept within our industry or one that is used by management, analysts or investors. Accordingly, we do not believe that a presentation of Gross Margin as defined by FASB would be appropriate or useful in our public disclosures. We believe our position on this matter to be consistent with that of our industry peers and therefore most useful for comparative purposes.

However, to address the Staff’s comment regarding the applicability of Item 10(e)(1)(i)(B) of Regulation S-K and Rule 5-03 of Regulation S-X, we undertake in our future disclosures (including, without limitation, quarterly earnings releases furnished pursuant to Item 2.02 of Form 8-K) to exclude the measures of cash operating margin and cash margin cited by the Staff’s comment. With this revised presentation, we believe that Item 10(e)(1)(i)(B) of Regulation S-K and Rule 5-03 of Regulation S-X will no longer be applicable in the manner cited by the Staff’s comment. In this regard, we advise the Staff that we nevertheless endeavor to comply with all applicable rules and regulations, including those relating to reconciliation of non-GAAP measures, in all such future disclosures.

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Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah K. Morgan at (713) 758-2977, of Vinson & Elkins L.L.P.

HIGHPEAK ENERGY, INC.

By:	/s/ Steven Tholen
Name:	Steven Tholen
Title:	Chief Financial Officer

Enclosures

cc:	Jack Hightower, HighPeak Energy, Inc. Sarah K. Morgan, Vinson & Elkins L.L.P.